Exhibit 17.1

Richard E. Deloney, Jr.

14508 W. Windsor Ave.

Goodyear, Arizona 85395

March 17, 2009

Mr. C. B. Brechin

Brekford International

7020 Dorsey Road, Bldg. #C

Hanover, Maryland 21076

Dear C.B.,

Based upon a conversation I had with you last week, this letters serves as my resignation from the Board of Directors for Brekford International. The reason for my resignation is that per your evaluation, Brekford International is not in a financial position to pay for travel expenses for board members. There have also been recent discussions of reducing the already minimal monetary stipend paid to board members for performance of board duties. Given the lack of remuneration for serving on a public company board, and the time and distance factor associated with my active participation on the board, it is not feasible for me to continue as a member of the board.

This is an unfortunate situation as I believe my background and business skills can make a significant contribution to the growth of the company, especially in these challenging economic times. I wish Brekford International and the board much success in the coming year.

Sincerely,

Richard E. Deloney, Jr.